Response to Criminal Action DRP – Part II 3.B.

Allegations that the individual is deemed to have violated Section 370(c) of the Malaysia Capital Markets and Services Act of 2007 [Act 671] read together with subsections 367(1) and 179(c) of the same Act, solely in his capacity as a director of a foreign entity that is alleged to have abetted a foreign affiliate of that foreign entity in a violation of Section 179(c) of the same Act.